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                                                           FILED BY FINDWHAT.COM
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14A-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934
                                                     COMMISSION FILE NO: 0-30428
                                           SUBJECT COMPANY: ESPOTTING MEDIA INC.



THE FOLLOWING IS A SCRIPT FOR A CONFERENCE CALL HELD BY FINDWHAT.COM ON OCTOBER 20, 2003 RELATING TO FINDWHAT.COM FINANCIAL RESULTS AS OF, AND FOR THE THREE AND NINE MONTHS ENDING, SEPTEMBER 30, 2003. THE CALL ALSO DISCUSSED THE DEFINITIVE AGREEMENT AND PLAN OF MERGER BY WHICH FINDWHAT.COM HAS PROPOSED TO MERGE WITH ESPOTTING MEDIA, INC. PURSUANT TO A MERGER OF A WHOLLY OWNED SUBSIDIARY OF FINDWHAT.COM WITH AND INTO ESPOTTING MEDIA, INC.

KAREN YAGNESAK

Good afternoon. I would like to thank everyone for joining us and welcome shareholders, securities analysts, and others listening today to our announcement regarding FindWhat.com's Q3 2003 financial results.

I'd like to remind everyone that today's comments will include forward-looking statements. These statements are subject to risks and uncertainties that may cause actual results and events to differ materially. These risks and uncertainties will be discussed toward the end of this conference call and are also detailed in FindWhat.com's filings with the Securities and Exchange Commission.

In addition, we will be discussing FindWhat.com's proposed merger with Espotting Media Inc. Assuming the merger moves forward, FindWhat.com and Espotting Media will be filing a registration statement with the SEC relating to the merger with Espotting. We urge you to read


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those materials, which will contain more detailed information about the merger, as they become available.

To comply with the SEC's guidance on "fair and open disclosure," we have made this conference call publicly available via webcast at http://www.vcall.com/ClientPage.asp?ID=84949 and a replay of the conference call will be available at the same URL for 90 days after the call. I'd now like to turn the call over to Craig Pisaris-Henderson.

CRAIG PISARIS-HENDERSON

Thank you Karen and welcome to FindWhat.com's Q3 2003 conference call. Q3 was yet another record setting quarter that was coupled with several announcements that further differentiate FindWhat.com as well as further define our strategy in our complex and dynamic industry. Here are a few highlights from the quarter:

o Q3 marked the 16th consecutive quarter of increased revenues with top line revenue increasing to $17.8 million, slightly ahead of expectations.

o In Q3 we increased cash and short-term investments by approximately $24.4 million dollars, including proceeds from a private placement of our common stock, bringing our cash position to $54 million dollars while maintaining our record of no long-term debt.

o In Q3 we announced our intention to acquire privately owned Miva Corporation, a leading supplier of e-commerce software and services for small and medium-sized businesses. Miva has relationships with more than 70,000 small and medium sized businesses in the US.

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o We also announced our relationship with Mitsui & Co., the largest company in
Japan and the 11th largest company in the world, representing a new initiative for the Japanese market that will be launched in the next few months.

o And finally, we announced that we are increasing our full year diluted earnings per share, or "EPS," guidance to $0.50, up $0.02 from previous guidance.

As you can see, Q3 was a busy quarter for FindWhat.com as we sought closure on several major initiatives that take advantage of our primary assets and repurpose them to create additional revenue streams and a diversified product offering. These accomplishments are the beginning steps of our strategy. In the coming quarters we will begin to focus on additional opportunities that help to round out our ecommerce-centric product offering, specifically to small and medium sized companies globally.

Before going into an overview of how the previous accomplishments further define our long-term strategy, I'd like to take a moment to talk about our pending transaction with Espotting. While there is no material information for me to provide outside of what has been stated in our press release, the management teams from both companies have been working vigorously to gain clarity on Espotting's historical and projected financial performance, specifically Espotting's profitability and the companies' post-closing pro forma financial expectations. There has been much speculation in the marketplace as to whether the transaction will close. I will tell you that it is our intention to move forward with the

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management team of Espotting to try to come to an agreeable position. But with that said, it is possible that we will not come to an agreeable position and the transaction will be terminated. Either way, we will provide an update to the investment community as soon as practicable, with our expectation that we will have an update before the end of the year.

As we close 2003 and start to focus on our 2004 initiates, the following can be expected from FindWhat.com:

o We will continue to focus on developing our primary business of providing paid-listings to the mid-tier market sector.

o We will continue to enhance our analytical capabilities to further understand traffic patterns so we can continue to deliver a high ROI to our advertisers.

o We will continue to seek out beneficial products and services to offer our advertisers to help them acquire and retain revenue-driving customers of their own.

o We intend on expanding to new and developing markets by finding the best local partners to match their country-specific expertise with our four-plus years of experience in the performance-based marketing sector.

o And finally, we will continue to keep an eye on our operating expenses as FindWhat.com becomes a more sophisticated company.

At this point, I will turn the call over to Brenda for a detailed overview of our financial statements.

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BRENDA AGIUS

Thank you Craig, I'm pleased to report that FindWhat.com realized record revenue in Q3 2003 of $17.8 million; this represents a 62% year over year increase from Q3 2002's revenue of approximately $11 million, and also represents our 16th quarter of sequential revenue growth.

With regard to our operating margins we saw a slight improvement in Q3 versus Q2. This was primarily due to a temporary pause in our rapid expansion plan. While we were focused on securing the Mitsui and Miva initiatives in Q3, we added fewer team members to our overall employee base, and we contributed less to our capitalized improvements than previously anticipated. We expect to be fully back in swing, adding to our overall infrastructure and team base during Q4, but more importantly we plan to continue to follow a philosophy of operating efficiently without compromising our core business initiatives.

With revenue and operating margins out of the way, let's discuss pre-tax income and net income. Our third quarter pre-tax income, which we believe is the best measurement of our Company's overall performance, relative to prior quarters, increased sequentially for the tenth consecutive quarter, to $4.6 million, or $0.20 per diluted share. This compares to pre-tax net income of $4.4 million, or $0.20 per diluted share, in the second quarter of 2003, and pre-tax net income of $2.9 million, or $0.15 per diluted share, for the third quarter of 2002.

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In Q3 2003 the Company recognized a tax expense of $1.8 million, or 38% of its
Q3 2003 pre-tax income. This compares to Q2 2003 tax expense of $1.7 million, also 38% of pre-tax income.

At $0.12 the Company's diluted earnings per share remained flat in Q3 2003 versus Q2 2003; this is the result of 1) a higher average stock price during the quarter, increasing the dilutive effect of outstanding options and warrants, and
2) our private placement in July - where the Company issued 1 million shares of common stock to institutional investors. As a result, our diluted shares outstanding increased from 21.8 million shares in Q2 2003 to 23.3 million shares in Q3 2003. However, when compared to the prior year, Q3 2003's diluted earnings per share increased by more than 34% from $0.09 in Q3 2002 to $0.12 in Q3 2003.

Before turning to our balance sheet I would like to briefly discuss our year-to-date performance. Our year-to-date revenue for the 9 months ending September 30, 2003 was approximately $51 million; this represents a 74% increase over the same period last year. Our pre-tax income, which again we believe is the best measurement when comparing 2003 financial results to 2002, was approximately $13.3 million, or 80% higher than our pre-tax income for the 9 month period ending September 30, 2002 of $7.4 million.

With respect to our balance sheet, we believe our financial position has never been stronger. At September 30, 2003 we had $54 million in cash, and no long-term debt. Our cash position on September 30th includes $20 million in gross proceeds received in the private placement.

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Finally, I would like to highlight the remainder of what we currently anticipate for 2003, and then Phillip can provide greater detail on the overall 2003 financial outlook. Our 2003 revenue is estimated at $70 million, which represents a 64% increase over 2002's revenue of $42.8 million. Pre-tax income is estimated at $18.3 million, or $0.81 per diluted share, which represents a 65% increase over full year 2002 pre-tax income of $11.1 million, or $0.58 per diluted share, and lastly, net income for 2003 is currently estimated at $11.3 million, or $0.50 per diluted share.

This concludes the Q3 2003 financial highlights; I will now turn the call over to Phillip.

PHILLIP THUNE

Brenda just provided our full year 2003 expectations, and I want to spend some time on how FindWhat.com approaches projections and key metrics, as I believe our forward guidance is one of the primary reasons investors participate on our calls.

First, with respect to key metrics, we have discontinued the reporting of managed active advertiser accounts, paid click-throughs, and average revenue per click-through. As our business continues to mature, and we pursue additional revenue streams, we feel our historical key metrics are less indicative of the direction of our business than they have been in the past.

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For example, we believe that our relationship with Mitsui will lead to a successful paid listings service in Japan, eventually generating millions of paid click throughs to Japanese advertisers. However, given the structure of our deal, and the way we plan to account for revenue from the partnership, it would have a dramatic impact on our reported average revenue per click-through, lowering the reported figure not because of anything to do with our historical managed advertiser base, or those advertisers' value of our services, but simply because of the increased mix of lower revenue click-throughs from Japan.

As another example, assuming the completion of our announced acquisition of Miva, we would have relationships with almost 100,000 online businesses. Part of our strategy is to expand our relationships with both the tens of thousands of Miva Merchants and the tens of thousands of managed advertisers that FindWhat.com has, making the reporting of just managed active advertiser accounts via FindWhat.com less indicative of our company's performance or prospects.

Let me be very clear, we are not discontinuing the reporting of our former key metrics because we fared poorly in Q3. As would be expected given that our Q3 2003 revenue was similar to what we generated in Q2 2003, all three metrics in Q3 were within a few percentage points of where they were in Q2.

Next, a word about our projections. We have limited our guidance to full year 2003 estimates, which currently assumes the closing of our proposed

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Miva acquisition late this year, although we do not believe that closing will have a material impact on our 2003 results. We have not provided 2004 guidance yet because we have three different proposed transactions - Miva, Mitsui, and Espotting - which we believe could impact 2004, although none of them are closed or launched, and we are waiting for more clarity, especially with respect to Espotting. FindWhat.com and Espotting management continue to work together actively on a review of Espotting's historical financial results, including results through September 30, 2003, which have yet to be finalized. Upon the completion of the review, FindWhat.com intends to engage in exploring new terms that could lead to a revised merger agreement. FindWhat.com currently believes that it will have an update on the transaction before the end of 2003. However, it remains possible that mutually agreeable terms will not be reached and that the merger may not be consummated, and in such an event, FindWhat.com would make an announcement as soon as practicable.

Turning back to our 2003 estimates, they reflect a rapidly changing sector, where major announcements seem to occur monthly, if not weekly. When providing financial guidance, our approach has been consistent - we review everything that we know as of the date of our projections, including the status of current deals that we have, probable pending deals, and any new opportunities that are far enough along to allow us to estimate when and by how much they will impact our operations. In the past, including in Q3, we've been fortunate enough to consistently find new sources of revenue and to be more efficient in achieving our goals than we've projected. We have maintained our 2003


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revenue guidance, and raised our EPS guidance to $0.50, from $0.48 previously.
We hope to continue to execute at a very high level, and over-perform - but at this time we think this new 2003 guidance is reflective of all of the factors reflecting our company and our industry.

Now let me turn it back to Craig.

CRAIG PISARIS-HENDERSON

Thank you, Phillip. Again, I would like to thank all of you for attending our Q3 2003 conference call and take this opportunity to thank all of the FindWhat.com team members for their diligence and dedication and for their continuing efforts to build FindWhat.com into one of the world's leading performance-based marketing companies.

KAREN YAGNESAK

This conference call has contained certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include, without limitation, statements addressing future financial and operating results; statements relating to the magnitude, timing, effects, and any synergies that may result from the proposed merger; and statements concerning the

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outcome of any necessary regulatory and stockholder approvals required in connection with the proposed merger. In addition, past performance cannot be relied on as a guide to future performance.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential that the information and estimates used to predict anticipated revenues and expenses were not accurate; potential that demand for our services will not continue to increase; the risk that we will not be able to continue to enter into new online marketing relationships to drive qualified traffic to our advertisers; risks associated with our ability to compete with competitors and increased competition for distribution partners; political and global economic risks attendant to our business; other economic, business, and competitive factors generally affecting our business; the risk that operation of our business model infringes upon intellectual property rights held by others; our reliance on distribution partners for revenue generating traffic; risk that our merger with Espotting or acquisition of Miva will not be consummated; difficulties executing integration strategies or achieving planned synergies after a merger with Espotting or an acquisition of Miva; risk that the Espotting or Miva transactions will be terminated, delayed, or not close when expected; the failure of FindWhat.com and Espotting to resolve issues relating to Espotting's financial performance and the failure of the parties to agree to related amendments to the merger documents; FindWhat.com's and Espotting's failure to retain clients as a result of uncertainty regarding the merger agreement; difficulties executing integration strategies or achieving planned synergies in connection with


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the Espotting and Miva transactions; the risk that the conditions precedent to the parties' obligations to close under the Espotting and Miva agreements will not be satisfied, including the receipt of stockholder and regulatory approvals; the risk that transaction costs relating to the Espotting and Miva transactions will be higher than anticipated; the risk that the businesses of FindWhat.com and Espotting will suffer as a result of uncertainty involving the merger; the risk that the continuity of FindWhat.com's and Espotting's operations will be disrupted if the merger does not close; and the risk that Espotting will require more cash than anticipated before closing. Readers also should note that the forward-looking statements may be impacted by several additional factors, including the failure of FindWhat.com's existing infrastructure to adequately support Mitsui's paid listing service, the failure of Mitsui to successfully create and manage a paid listings network in Japan, risk that the development and implementation of the Japanese version technology will be delayed or not completed when expected, risk that development, implementation and integration costs will be higher than anticipated, the inability of Mitsui to leverage off of its existing client base and potential distribution partners, the failure of the paid listing services market to develop in Japan as envisioned by FindWhat.com, intense competition in the paid listing services market in Japan, the potential that FindWhat.com and Mitsui will fail to agree on the management and growth of their relationship, and economic changes and changes in the Internet industry generally.

More detailed information regarding other risks affecting FindWhat.com are set forth in FindWhat.com's filings with the Securities and Exchange

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Commission, including the Amendment No. 1 to Annual Report on Form 10-KSB for
fiscal 2002 and the most recent quarterly reports on Form 10-Q. If any of these risks or uncertainties materializes or any of these assumptions prove incorrect, FindWhat.com's results could differ materially from expectations expressed herein. FindWhat.com is under no obligation to (and expressly disclaims any such obligation to) update or alter the forward-looking statements, whether as a result of new information, future events, or otherwise.

We want you to know about some Additional Information And Where To Find It.

FindWhat.com may be filing relevant documents concerning the Espotting transaction with the Securities and Exchange Commission, including a Registration Statement on Form S-4 containing a prospectus/proxy statement. FindWhat.com urges investors to read these documents because they will contain important information. Investors will be able to obtain the prospectus/proxy statement, if filed, and other documents that will be filed by FindWhat.com with the Commission free of charge at the Commission's web site (http://www.sec.gov) or by directing a request after such a filing is made to FindWhat.com, 5220 Summerlin Commons Blvd., Suite 500, Fort Myers, FL 33907, Tel: (239) 561-7245,
Attn: Phillip Thune.

FindWhat.com and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about FindWhat.com directors


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and executive officers and their ownership of FindWhat.com voting securities is set forth in the Amendment No. 1 to Annual Report on Form 10-KSB for FindWhat.com as filed with the Commission on April 30, 2003. Additional information about the interests of those participants may be obtained from reading the definitive proxy statement regarding the proposed transaction when it becomes available.

That concludes our call today; thank you all for listening.